                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 12, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F
              -------                                             -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No
            -------                                               -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

FOR IMMEDIATE RELEASE

CONTACTS:

MERANT
------
Gary Greenfield                         Ken Sexton
Chief Executive Officer                 Chief Financial Officer

+1 (301) 838 5223                       +1 (301) 838 5210
Gary.Greenfield@merant.com              Ken.Sexton@merant.com

Larry De'Ath                            Financial Dynamics
                                        ------------------
VP, Communications /                    Giles Sanderson /
Investor Relations                      Harriet Keen

+1 (301) 838 5228                       +44 (0) 20 7831 3113
Larry.Death@merant.com                  merant@fd.com

              MERANT Reports Fourth Quarter and Year-End Results

       Strong Sequential Revenue and Earnings Growth in Fourth Quarter

www.merant.com - June 12, 2001 - MERANT (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), a leading provider of software solutions for enterprise change management; legacy development, transformation and integration; and enterprise data connectivity, today reported its final results for the fourth fiscal quarter and financial year ended April 30, 2001. In addition, the sale of its legacy development, transformation and integration business, Micro Focus, to Golden Gate Capital for $62.5 million (Pound Sterling 45 million) was also announced, subject to shareholder and regulatory approvals (see separate announcement). A conference call has been scheduled today for investors, press and analysts to review both announcements at 2:30 pm BST (9:30 am U.S. EDT).

Key Fourth Quarter Highlights (ended April 30, 2001)
----------------------------------------------------
  * Revenue from continuing operations of Pound Sterling58.5 million
    ($84.5 million).
  * Pre-tax earnings from continuing operations under U.K. GAAP of Pound Sterling7.1 million ($10.3 million under U.S. GAAP) before goodwill, exceptional items, and in-process research and development.

  * Cash totalling Pound Sterling61.2 million ($88.1 million), or 45.3 pence per ordinary share ($3.26 per ADS).
  * Days Sales Outstanding (DSO's) - 81 days.

Fiscal Year Highlights (ended April 30, 2001)
---------------------------------------------
  * Revenue from continuing operations of Pound Sterling209.8 million
    ($309.2 million).
  * Pre-tax earnings from continuing operations of Pound Sterling12.8 million ($18.1 million) before goodwill, exceptional items, and in-process research and development.
  * Headcount reduced 30% during the year over the prior year.

Improved execution in the fourth fiscal quarter ended April 30, 2001 produced strong sequential revenue and earnings growth. The strength of the Company's revenue, along with reduced operating costs, contributed to increased profitability. MERANT has undergone significant change throughout the organization in the past several quarters. In light of the changes and the current economic climate, the Company undertook a complete review of its business and strategy, and believes that focus around core product families will help create and maintain a sustainable and profitable business model. These product families include:

  * MERANT PVCS - to manage change to digital assets, specifically enterprise change management of applications, code and content;
  * MERANT DataDirect - to deliver applications faster with reliable, high-performance data connectivity technology; and
  * MERANT Micro Focus - to deliver improved business systems by exploiting existing investments in COBOL applications, data and skills (see separate announcement).

Commenting on the quarter, Gary Greenfield, MERANT president and chief executive office, said:

"This quarter marks a very satisfying end to the fiscal year. Improved execution has resulted in a strong revenue and earnings performance. With a focus on our core strengths, we have enhanced our specialist sales and marketing capabilities, and we are now better positioned to leverage our well-established brands in each key market we serve. MERANT will continue to invest to address our customers' core market needs, and has withdrawn from markets with unacceptable potential. We are confident we have built a firm foundation for future success of the Company's core businesses."

MERANT's progress is demonstrated in its sequential growth, with revenues from continuing operations of Pound Sterling58.5 million ($84.5 million) for the quarter ended April 30, 2001. The Company's fourth quarter pre-tax earnings from continuing operations, under U.K. GAAP, were Pound Sterling7.1 million (net earnings of 3.6 pence per ordinary share) before exceptional charges and amortisation of goodwill. Under U.K. GAAP, these earnings from continuing operations represent a sequential improvement of 1.5 pence per ordinary share when compared to the third fiscal quarter of this fiscal year, and an increase of over 50% when compared to the fourth quarter of the previous fiscal year.

Under U.S. GAAP, pre-tax earnings from continuing operations for the same period were $10.3 million (net earnings of $0.26 per American Depositary Share
(ADS)), before goodwill amortization and acquired in-process research and development costs. This represents a sequential earnings increase of $0.10 per ADS when compared to the quarter ended January 31, 2001, and an increase of over 35% against the fourth quarter ended April 30, 2000.

For the fiscal year ended April 30, 2001, revenues from continuing operations were Pound Sterling209.8 million ($309.2 million) as compared to Pound Sterling207.9 million ($334.2 million) for the same period last year. Under U.K. GAAP, MERANT's fiscal year 2001 pre-tax earnings were Pound Sterling12.8 million (net earnings of 6.2 pence per ordinary share) before exceptional charges and amortisation of goodwill.
Pre-tax earnings from continuing operations under U.S. GAAP for the twelve-month period ended April 30, 2001 were $18.1 million (net earnings of $0.44 per ADS) before goodwill amortization and acquired in-process research and development costs.

Since the beginning of the fiscal year, MERANT has significantly reduced costs and headcount. Today headcount is approximately 1,450 as compared to almost 2,200 in May 2000, a decrease of one third during the year over the prior year. The Company's financial position remains very strong, with cash of Pound Sterling61.2 million ($88.1 million) or 45 pence per ordinary share ($3.26 per ADS), as well as continuing improvements in accounts receivables. Lastly, during the second fiscal quarter, MERANT bought back 10% of its outstanding shares.

MERANT is also reporting that Gary Greenfield, CEO, proposes to stand down as CEO of MERANT. The search for a replacement has begun. Greenfield will remain as CEO until his successor has joined, and will then work with the new CEO to ensure a smooth transition. During that time, Greenfield will continue to serve as a director of MERANT.

Stated Greenfield, "Over the course of the last several months, the Board and I have worked to focus MERANT on its core strengths, separating the group into three lines of business and reducing the cost base to generate acceptable returns. The proposed disposal of the Micro Focus business is a major step in the generation of shareholder value. I am confident that the new CEO will take over the group at a time when its fortunes are on the rise."

Ken Sexton, chief financial officer of MERANT said:

"Amid challenging market and economic conditions, MERANT has maintained positive sequential growth. We have taken prompt and pragmatic steps to significantly reduce operating costs since the start of the fiscal year. We are very pleased to see the strong earnings performance and believe the adjustments to our cost structure will allow us to expand operating margins in the next fiscal year."

Operational Highlights:
-----------------------
MERANT's fourth quarter business developments include:

  * MERANT ASaP Expands Offerings and Reaches 800 Users Mark - MERANT ASaP, a hosted development environment for team development, expanded its offerings through a partnership with Mercury Interactive Corp. (NASDAQ:
    MERQ) to offer load testing and Web performance monitoring. Launched in September 2000, through the end of the fourth quarter, the service signed on more than 800 users at 37+ customers and continues to steadily attract new clients and partners.
  * More Than 600 Leading Software Vendors Now Embed Technologies from
    MERANT - More than 600 independent software vendors (ISVs) worldwide are turning to MERANT in their quest to increase the value of their offerings and deliver solutions to market faster.
  * INSpire Insurance Solutions Chooses MERANT PVCS For Enterprise Change Management - In an effort to speed software development and improve customer service quality, INSpire Insurance Solutions (NASDAQ: NSPR), a leading property and casualty insurance outsourcing services provider, has selected PVCS(R) Dimensions as its software configuration management (SCM) solution.
  * MERANT and Cinap Incorporated Announce Integration of Oracle Application Change Management Products - The integration of PVCS(R) Change Manager(TM) for Oracle(R) with Cinap's RingMaster(TM), the premier patch management tool for Oracle Applications, empowers customers to understand the impact of patches to Oracle Applications before they are implemented, saving users time and resources before applying patches that make changes to these mission-critical enterprise systems.

Summary - for the periods ended April 30, 2001
----------------------------------------------
The fourth quarter ended April 30, 2001 was characterized with strong sequential revenue and earnings growth during challenging market and economic conditions, exceeding expectations. MERANT continues to invest in its core businesses and has withdrawn from those businesses not producing acceptable returns. Operational costs have been reduced as the Company has focused on its three core product lines. MERANT remains a company with a strong financial position being managed for both growth and profitability.

Financial Commentary under UK GAAP - for periods ended April 30, 2001
---------------------------------------------------------------------
Revenues from continuing operations were Pound Sterling58.5 million for the fourth fiscal quarter as compared to Pound Sterling58.3 million for the quarter ended April 30, 2000. MERANT's e-business software products revenue was flat with the prior year's quarter at constant currency exchange rates and made up 58% of MERANT's total revenues for the quarter. Revenue from Cobol solutions, which represented 42% of our revenue, declined 9% at constant currency exchange rates due to the expected decline in demand for Cobol and mainframe-related products. Changes in currency exchange rates increased reported U.K. GAAP revenue by Pound Sterling5.8 million compared to the same period last year, primarily because of strengthening of the U.S. dollar against other major international currencies. Excluding the effect of goodwill amortisation and exceptional charges, pre-tax earnings from continued operations were Pound Sterling7.1 million, or 3.6 pence per ordinary share on a net basis, for the quarter ended April 30, 2001. The above pre-tax earnings are excluding goodwill charges of Pound Sterling9.0 million.

For the fiscal year ended April 30, 2001, revenues from continuing operations were Pound Sterling209.8 million compared to Pound Sterling207.9 million for the year ended April 30, 2000. MERANT's e-business software products revenue for the fiscal year grew 9% at constant currency exchange rates and made up 60% of MERANT's total revenues. Revenue from Cobol solutions, which represented 40% of our revenues, declined 19% at constant currency exchange rates, due to lower demand for Cobol and mainframe solutions. Changes in currency exchange rates increased U.K. GAAP revenue by Pound Sterling13.0 million compared to the same period last year. Pre-tax profits from continuing operations, before goodwill amortization and exceptional items were Pound Sterling12.8 million for the year ended April 30, 2001. For fiscal year 2001 the Company has recorded charges of Pound Sterling39.0 million for goodwill amortisation and Pound Sterling3.3 million for exceptional items.

During February 2001, the Company exited its Internet Professional Services
(IPS) business and recorded termination costs of Pound Sterling11.3 million, represented by severance payments and the write-off of acquired goodwill. Operating losses of Pound Sterling9.3 million, incurred by the IPS business during the first three quarters of fiscal year 2001, have been disclosed as discontinued operations.

Financial Commentary under U.S. GAAP - for periods ended April 30, 2001
-----------------------------------------------------------------------
For the fourth fiscal quarter ended April 30, 2001, revenues from continuing operations were $84.5 million compared to $93.0 million for the three months ended April 30, 2000. MERANT's e-business software products revenue was flat with the prior year's quarter at constant currency exchange rates and made up 59% of MERANT's total revenues for the quarter. Total revenue from Cobol solutions, which made up 41% of our revenue, declined 9% at constant currency exchange rates due to the expected decline in demand for Cobol and mainframe-related products. Changes in currency exchange rates decreased reported U.S. GAAP revenue by $2.4 million compared to the same period last year, primarily because of strengthening of the U.S. dollar against other major international currencies. Operating earnings before charges for goodwill amortization and acquired in-process research and development were $9.1 million. On the same basis, pre-tax earnings were $10.3 million and net earnings per ADS excluding amortization charges were $0.26. These figures exclude goodwill amortization charges of $2.3 million and acquired in-process research and development charges of $7.3 million, related to the February acquisition of the Web Content Management technology from NetObjects.

Revenues for the fiscal year were $309.2 million compared to $334.2 million for the fiscal year ended April 30, 2000. MERANT's e-business software products revenue grew 9% at constant currency exchange rates and made up 60% of MERANT's total revenues. Cobol revenue, representing 40% of our revenue, declined 19% at constant currency exchange rates due to lower demand for Cobol and mainframe solutions. Changes in currency exchange rates decreased reported U.S. GAAP revenue by $11.8 million compared to the same period last year. Pre-tax income before charges for goodwill amortization and acquired in-process research and development was $18.1 million for year ended April 30, 2001. Pre-tax profits exclude goodwill amortization charges of $9.1 million and acquired in-process research and development of $7.3 million for the fiscal year ended April 30, 2001.

During February 2001, the Company exited its Internet Professional Services
(IPS) business and recorded termination costs of $16.3 million, represented by severance payments and the write-off of acquired goodwill. Operating losses of $13.8 million, incurred by the IPS business during the first three quarters of fiscal year 2001, have been disclosed as discontinued operations.

Summary financial results:
--------------------------

G.B. pounds, U.K. GAAP                  Three     Three     Twelve     Twelve
                                       months    months     months     months
                                        ended     ended     ended      ended
(in millions, except per share        April 30, April 30, April 30,  April 30,
amounts)                                  2001      2000      2001       2000
=============================================================================
Continuing operations:
Revenue                                  L58.5m    L58.3m    L209.8m    L207.9m
EBITA                                     L6.3m     L4.5m      L8.5m     L11.4m
Profit before taxation, excluding         L7.1m     L5.3m     L12.8m     L14.1m
goodwill amortisation and exceptional
items
Earnings per share, excluding              3.6p      2.2p       6.2p       6.1p
goodwill amortisation and exceptional
items
Goodwill amortisation and exceptional   (L9.0m)  (L18.6m)   (L42.3m)   (L46.2m)
items
(Loss) after taxation                   (L2.8m)  (L11.1m)   (L30.3m)   (L33.3m)
(Loss) per share                         (2.2p)    (7.6p)    (22.6p)    (23.4p)
Discontinued operations:
(Loss) after taxation                  (L11.3m)   (L2.1m)   (L20.6m)    (L2.2m)
(Loss) per share                         (8.8p)    (1.5p)    (15.3p)     (1.5p)
All operations:
(Loss) after taxation                  (L14.1m)  (L13.2m)   (L50.9m)   (L35.5m)
(Loss) per share                        (11.0p)    (9.1p)    (37.9p)    (24.9p)
===============================================================================

U.S. dollars, U.S. GAAP                 Three     Three     Twelve     Twelve
                                       months    months     months     months
                                        ended     ended      ended      ended
(in millions, except per ADS amounts) April 30, April 30, April 30,  April 30,
                                          2001      2000      2001       2000
===============================================================================
Continuing operations:
Revenue                                  $84.5m    $93.0m    $309.2m    $334.2m
EBITA                                     $9.1m     $7.1m     $12.0m     $18.2m
Pre-tax earnings excluding goodwill      $10.3m     $8.8m     $18.1m     $23.0m
amortization and non-recurring items
Net earnings per ADS - excluding          $0.26     $0.18      $0.44      $0.49
goodwill amortization and
non-recurring items
Goodwill amortization and               ($9.5m)  ($16.0m)   ($16.3m)   ($19.6m)
non-recurring items
Net (loss) income                       ($0.4m)   ($5.5m)      $0.6m      $1.8m
Net (loss) income per ADS - diluted     ($0.02)   ($0.18)      $0.02      $0.06
Discontinued operations:
Net (loss)                             ($16.3m)   ($3.6m)   ($30.1m)    ($4.2m)
Net (loss) per ADS - diluted            ($0.63)   ($0.13)    ($1.12)    ($0.14)
All operations:
Net (loss)                             ($16.7m)   ($9.1m)   ($29.5m)    ($2.4m)
Net (loss) per ADS - diluted            ($0.65)   ($0.31)    ($1.10)    ($0.08)
===============================================================================

Notes:

  * EBITA is earnings (loss) before interest, taxes, goodwill amortization and non-recurring items.
  * Pro forma net earnings (loss) excluding goodwill amortization and non-recurring items are calculated based on an assumed tax rate of 35%.
  * In the U.K. format results, non-recurring items represents provisions for actual and anticipated losses resulting from the revaluation of shares of MERANT purchased for the employee share plans under U.K. GAAP. There are no such charges under U.S. GAAP.
  * In the U.S. format results, non-recurring items represents in-process research and development costs acquired in the purchase of the Enterprise Division of NetObjects, Inc. These costs are written off against income as incurred.
  * Data for prior periods have been restated to reflect the reclassification of the Internet Professional Services (IPS) business as discontinued operations.



Outlook
-------
Whilst confident about the long-term opportunities of its software solutions focus, MERANT believes it appropriate to base its current plans on comparatively modest revenue growth. For fiscal year 2002, this means overall modest revenue growth, led by double-digit growth in Enterprise Change Management. It is our objective for operating margins to improve over the next year, as a percentage of revenue, excluding goodwill amortisation and exceptional items. At these operating levels, the Company should continue to generate cash adding to our already strong financial position. MERANT will continue to monitor its revenue expectations and adjust investments accordingly.

Conference Call Update
----------------------
A conference call has been scheduled today at 2:30 pm BST (9:30 am U.S. EDT) for investors, analysts and press to review fourth quarter and year-end
results.   For those wishing to participate on the conference call, the telephone numbers are +1 (800) 482 2239 (US) and +44 (0) 500 551 076 in the
U.K. For access to our web presentation, please refer to the following web site at http: www.merant.com at least 10 minutes prior to the call.

About MERANT
------------
MERANT is a leading provider of software solutions for enterprise change management; legacy development, transformation and integration; and enterprise data connectivity. A major software company, with a 25-year history and more than 5 million customer licenses at over 60,000 sites, MERANT technology is installed in all of the Fortune 100 and the majority of the Global 500. MERANT provides market leading products and services under the PVCS, Micro Focus and DataDirect brands. The OEM partner of choice, for more than 600 technology companies, MERANT is a strategic partner with IBM, Microsoft, Sun, Oracle and Compaq. For additional information, visit www.merant.com. Investor inquiries can be forwarded to Investor.Relations@merant.com.

                                     ***

Forward-Looking Statements
--------------------------
The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding the outlook for fiscal 2002, the progression of the transition in MERANT's sales model, reductions in operating expenses, expectations about trends in the delivery of e-business development applications, future investment in MERANT's consulting services, and the Company's focus around its core product lines. When used in this document, the words "anticipate", believe", "estimate", "expect", "plan" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Cobol and mainframe-related products. MERANT's ability to recruit and retain key personnel, especially in the sales and business units, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential need for enterprise application development solutions and e-business solutions to shift based on changes in technology and customer needs, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future.

Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 2000, and reports on Form 6-K as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement

Financial Statement Information
-------------------------------
The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. Prior year figures are based on the audited financial statements of the Company for the year ended April 30, 2000, which have been filed with the U.K. Registrar of Companies. The auditors' reports on both the U.K. and U.S. financial statements for the year ended April 30, 2000 were unqualified.

U.S. Securities Filings
-----------------------
Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F, each for the year ended April 30, 2000, as well as its reports on Form 6-K, are available upon request to MERANT's offices in Rockville, Maryland or Newbury, United Kingdom and are also available on the SEC web site located at http://www.sec.gov.

                  (Tables and Supplemental Analysis Follow)


MERANT plc

CONSOLIDATED STATEMENTS OF INCOME - IN U.S. FORMAT
(in thousands, except per share and ADS data)  Three months    Twelve months
                                                   ended           ended
(unaudited)                                     April    April    April   April
                                                 30,       30,      30,     30,
                                                2001     2000     2001     2000
===============================================================================
Net revenue
        License fees                          $45,513 $53,152 $154,862 $186,444
        Maintenance subscriptions              29,045  28,791  113,477  109,260
        Training and consulting                 9,910  11,078   40,812   38,524
-------------------------------------------------------------------------------
Total net revenue                              84,468  93,021  309,151  334,228
-------------------------------------------------------------------------------
Cost of revenue
        Cost of license fees                    1,517   2,378    7,159    9,418
        Cost of maintenance subscriptions       5,077   6,328   21,043   23,403
        Cost of training and consulting         9,782   8,509   39,585   32,016
-------------------------------------------------------------------------------
Total cost of revenue                          16,376  17,215   67,787   64,837
-------------------------------------------------------------------------------
Gross profit                                   68,092  75,806  241,364  269,391
-------------------------------------------------------------------------------
Operating expenses
        Research and development               15,157  14,974   58,724   59,166
        Sales and marketing                    38,229  46,148  145,822  162,340
        General and administrative              5,655   7,552   24,833   29,654
        Goodwill amortization                   2,266   2,466    9,069    6,068
        Non-recurring charges                       -  13,500        -   13,500
        Acquired in-process research and        7,250       -    7,250        -
        Development
-------------------------------------------------------------------------------
Total operating expenses                       68,557  84,640  245,698  270,728
-------------------------------------------------------------------------------
(Loss) from operations                          (465) (8,834)  (4,334)  (1,337)
-------------------------------------------------------------------------------
Interest income, net                            1,285   1,631    6,154    4,787
Income (loss) before income taxes                 820 (7,203)    1,820    3,450
Income taxes                                  (1,250)   1,707  (1,250)  (1,601)
(Loss) income from continuing operations        (430) (5,496)      570    1,849
(Loss) from discontinued operations, net of         - (3,619) (13,778)  (4,257)
income taxes
(Loss) on disposal of discontinued           (16,320)       -  16,320)        -
operations, net of income taxes
-------------------------------------------------------------------------------
Net (loss)                                    (16,750)(9,115) (29,528)  (2,408)
-------------------------------------------------------------------------------
Net (loss) per share: basic                    ($0.13)($0.06)  ($0.22)  ($0.02)
Net (loss) per ADS: basic                      ($0.65)($0.31)  ($1.10)  ($0.08)

Shares used in computing basic net (loss) per 128,694 149,108  134,305  145,897 share
ADSs used in computing basic net (loss) per    25,739  29,822   26,861   29,179
ADS
Net (loss) per share: diluted                 ($0.13) ($0.06)  ($0.22)  ($0.02)
Net (loss) per ADS: diluted                   ($0.65) ($0.31)  ($1.10)  ($0.08)
Shares used in computing diluted net (loss)   128,694 149,108  134,305  145,897
per share
ADSs used in computing diluted net (loss) per  25,739  29,822   26,861   29,179
ADS
===============================================================================

Net income per share on continuing operations, before goodwill amortization, non-recurring charges and in-process research and development:
===============================================================================
Net income per share on continuing         $0.05     $0.04     $0.09     $0.10
operations: diluted
Net income per ADS on continuing           $0.26     $0.18     $0.44     $0.49
operations: diluted
Shares used in computing diluted net     128,699   158,516   135,014   153,640
income per share
ADSs used in computing diluted net        25,740    31,703    27,003    30,728
income per ADS
===============================================================================

Note: Each American depositary share, or ADS, represents five ordinary shares



MERANT plc

CONSOLIDATED BALANCE SHEETS - IN U.S. FORMAT
(in thousands)                                            April 30,  April 30,
                                                               2001       2000
                                                        (unaudited)
===============================================================================
Assets
Current assets:
    Cash and cash equivalents                               $85,273   $106,140
    Short-term investments                                    2,855     19,538
    Accounts receivable, net                                 76,017     92,840
    Prepaid expenses and other assets                         7,906     10,127
-------------------------------------------------------------------------------
Total current assets                                        172,051    228,645
-------------------------------------------------------------------------------
Fixed assets:
    Property, plant and equipment, net                       40,769     47,518
    Goodwill, net                                            34,628     44,297
    Software product assets, net                              3,126      5,569
    Other assets                                              1,065      2,987
-------------------------------------------------------------------------------
Total assets                                               $251,639   $329,016
-------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
    Borrowings                                               $2,017     $2,785
    Accounts payable                                         10,540     12,208
    Accrued employee compensation and commissions            19,629     20,088
    Income taxes payable                                      3,618      7,601
    Deferred revenue                                         74,157     69,830
    Other current liabilities                                23,522     41,945
-------------------------------------------------------------------------------
Total current liabilities                                   133,483    154,457

Deferred income taxes                                        14,409     13,157
-------------------------------------------------------------------------------
Total liabilities                                           147,892    167,614
-------------------------------------------------------------------------------
Shareholders' equity:
    Ordinary shares                                           4,448      4,876
    Additional paid-in capital and other reserves           152,844    172,892
    Treasury stock                                         (13,872)   (11,742)
    Retained (deficit) earnings                            (23,086)      6,442
    Accumulated other comprehensive loss                   (16,587)   (11,066)
-------------------------------------------------------------------------------
Total shareholders' equity                                  103,747    161,402
-------------------------------------------------------------------------------
Total liabilities and shareholders' equity                 $251,639   $329,016
===============================================================================



MERANT plc

CONSOLIDATED STATEMENTS OF CASH FLOW - IN U.S. FORMAT
(in thousands)                                              Twelve months ended
(unaudited)                                               April 30,  April 30,
                                                               2001       2000
===============================================================================
Operating activities
 Net (loss)                                               ($29,528)   ($2,408)
 Adjustments to reconcile net (loss) to cash provided
 by operations:
 Depreciation of fixed assets                                12,825      9,549
 Amortisation of software product assets and other           31,191     23,347
 intangibles
 Changes in operating assets and liabilities                (4,023)     18,897
 Other items                                                    163      (441)
-------------------------------------------------------------------------------
Net cash provided by operating activities                    10,628     48,944
-------------------------------------------------------------------------------
Investing activities
 Purchases of property, plant & equipment                   (8,738)   (13,664)
 Software product assets and other intangibles                 (98)    (3,593)
 Acquisition of subsidiaries                               (18,109)   (41,835)
 Available-for-sale securities                               16,683     15,266
 Disposals of property, plant & equipment                         -      2,456
 Other items                                                      -        601
-------------------------------------------------------------------------------
Net cash (used) by investing activities                    (10,262)   (40,769)
-------------------------------------------------------------------------------
Financing activities
 Issuance of ordinary shares, net of expenses                 3,042     18,208
 Own shares                                                (25,332)    (4,190)
 Borrowings                                                   (375)        177
-------------------------------------------------------------------------------
Net cash (used) provided by financing activities           (22,665)     14,195
Effect of exchange rate changes on cash                       1,432    (2,810)
-------------------------------------------------------------------------------
(Decrease) increase in cash                                (20,867)     19,560
Cash at beginning of period                                 106,140     86,580
-------------------------------------------------------------------------------
Cash at end of period                                       $85,273   $106,140
===============================================================================

MERANT plc

CONSOLIDATED PROFIT & LOSS ACCOUNT - IN U.K. FORMAT
(unaudited)                             Three months ended  Twelve months ended
                                        April 30, April 30, April 30, April 30,
                                            2001      2000      2001      2000
                                           L'000     L'000     L'000     L'000
===============================================================================
Revenue: continuing business
    Licence fees                           31,549    33,526   105,313   116,228
    Maintenance subscriptions              20,082    17,957    76,852    67,860
    Training and consulting                 6,857     6,773    27,619    23,806
                                           ------------------------------------
                                           58,488    58,256   209,784   207,894
Revenue: discontinued business
    Training and consulting                     -     2,544     5,649    19,389
-------------------------------------------------------------------------------
Total revenue                              58,488    60,800   215,433   227,283
-------------------------------------------------------------------------------
Cost of revenue: continuing business
    Cost of licence fees                    1,050     1,495     4,836     5,868
    Cost of maintenance revenue             3,508     3,955    14,243    14,552
    Cost of service revenue                 6,761     5,320    26,785    19,904
                                           ------------------------------------
                                           11,319    10,770    45,864    40,324
Cost of revenue: discontinued business
    Training and consulting                     -     4,229     8,523    16,814
-------------------------------------------------------------------------------
Total cost of revenue                      11,319    14,999    54,387    57,138
-------------------------------------------------------------------------------
Gross profit                               47,169    45,801   161,046   170,145
-------------------------------------------------------------------------------
Operating expenses
    Research and development               10,474     9,467    39,774    36,869

    Sales and marketing                    26,433    29,958   103,667   105,457
    General and administrative              3,974     4,574    16,839    18,310
    Impairment charge for software              -     4,657         -     4,657
    product assets
    Non-recurring restructuring charges         -     3,834         -     3,834
    Amortisation of goodwill                8,986    10,665    40,528    39,150
-------------------------------------------------------------------------------
Total operating expenses                   49,867    63,155   200,808   208,277
-------------------------------------------------------------------------------
Operating (loss):
    Continuing business                   (2,698)  (14,126)  (30,484)  (34,816)
    Discontinued business                       -   (3,228)   (9,278)   (3,316)
-------------------------------------------------------------------------------
Total operating (loss)                    (2,698)  (17,354)  (39,762)  (38,132)
-------------------------------------------------------------------------------
Exceptional items:
    Provision for loss on disposal of           -         -   (3,254)         -
    fixed assets
    Loss on termination of business      (11,317)         -  (11,317)         -
    operation
Operating (loss), before interest        (14,015)  (17,354)  (54,333)  (38,132)
income
Interest income, net                          782       800     4,287     2,763
(Loss) before taxation                   (13,233)  (16,554)  (50,046)  (35,369)
Taxation                                    (868)     3,389     (868)      (92)
-------------------------------------------------------------------------------
(Loss) for the period after taxation     (14,101)  (13,165)  (50,914)  (35,461)
-------------------------------------------------------------------------------

(Loss) per ordinary share: basic          (11.0p)    (9.1p)   (37.9p)   (24.9p)
(Loss) per ordinary share: diluted        (11.0p)    (9.1p)   (37.9p)   (24.9p)
Ordinary shares - basic                   128,694   145,130   134,305   142,163
Ordinary shares - diluted                 128,694   145,130   134,305   142,163
===============================================================================


MERANT plc

CONSOLIDATED BALANCE SHEET - IN U.K. FORMAT
                                                       April 30,      April 30,
                                                            2000           2001
                                                     (unaudited)
                                                           L'000          L'000
===============================================================================
Fixed assets
    Intangible fixed assets                               81,573        120,205
    Tangible fixed assets                                 28,313         30,075
    Investment                                             6,860          7,431
-------------------------------------------------------------------------------
Total fixed assets                                       116,746        157,711
-------------------------------------------------------------------------------
Current assets:
    Stock                                                    610          1,444
    Trade debtors                                         52,789         58,760
    Other debtors and prepaid expenses                     5,620          7,101
    Cash and bank deposits                                61,200         79,543
-------------------------------------------------------------------------------
Total current assets                                     120,219        146,848
-------------------------------------------------------------------------------
Creditors: amounts falling due within one year
    Bank loans and overdrafts                              1,401          1,763
    Trade creditors                                        7,319          7,726
    Accrued employee compensation                         13,700         12,714
    Current corporation tax                                2,606          4,801
    Accrued expenses and other current                    12,318         15,429
    liabilities
    Deferred revenue                                      51,498         44,196
-------------------------------------------------------------------------------
Total current liabilities                                 88,842         86,629
-------------------------------------------------------------------------------
Net current assets                                        31,377         60,219
-------------------------------------------------------------------------------
Total assets less current liabilities                    148,123        217,930
Provision for liabilities and charges                     19,657         19,446
-------------------------------------------------------------------------------
Net assets                                               128,466        198,484
-------------------------------------------------------------------------------
Capital and reserves
    Called up share capital                                2,699          2,988
    Share premium account                                193,644        200,421
    Capital redemption reserve                             6,916              -
    Profit and loss account                             (74,793)        (4,925)
-------------------------------------------------------------------------------
Total shareholders' equity                               128,466        198,484
===============================================================================

MERANT plc

CONSOLIDATED CASH FLOW STATEMENT - IN U.K. FORMAT
(unaudited)                                             Twelve months ended
                                                       April 30,      April 30,
                                                            2001           2000
                                                           L'000          L'000
===============================================================================
Operating (loss)                                        (39,762)       (38,132)
 Depreciation of fixed assets                              8,704          5,931
 Amortisation of software product assets and other        53,264         43,890
 intangibles
 Changes in operating assets and liabilities              10,487         27,658
 Exceptional items                                      (12,408)        (2,737)
 Other items                                                  16            146
-------------------------------------------------------------------------------
Net cash inflow from operating activities                 20,301         36,756
-------------------------------------------------------------------------------
Returns on investments and servicing of finance            4,287          2,746
Taxation                                                    (48)        (6,396)
Capital expenditure and financial investment            (13,880)       (12,620)
Acquisitions and disposals                              (12,615)       (27,758)
-------------------------------------------------------------------------------
Cash outflow before financing                            (1,955)        (7,272)
Financing                                               (10,788)         11,357
-------------------------------------------------------------------------------
(Decrease) in cash                                      (12,743)          4,085
-------------------------------------------------------------------------------

Reconciliation of net cash flow to movements in net funds
-------------------------------------------------------------------------------
(Decrease) in cash                                      (12,743)          4,085
Cash inflow from increase in loans                             -           (84)
-------------------------------------------------------------------------------
Change in cash resulting from cash flows                (12,743)          4,001
Currency translation difference                          (5,238)             90
-------------------------------------------------------------------------------
Movement in cash during the period                      (17,981)          4,091
Net funds at beginning of period                          77,780         73,689
-------------------------------------------------------------------------------
Net funds at end of period                                59,799         77,780
===============================================================================


END

SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       MERANT plc
                                       (Registrant)



Date:  June 12, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
                                                Vice President & General Counsel